Exhibit 99.1

Tiziana Life Sciences Announces Completion of Prerequisite Pre-Clinical Safety Study

NEW YORK, Dec. 15, 2022  -- Tiziana Life Sciences Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announces completion of the in-life portion of a 13-week, Good Laboratory Practice (GLP) foralumab intranasal pre-clinical study in transgenic HuGEMM CD3 mouse models. The study showed that intranasal foralumab, administered to the transgenic mice at doses up to 50 µg/rodent, was clinically well tolerated.

Specifically, in the study no related changes in clinical signs, body weight, hematology, coagulation, clinical chemistry, functional observational battery, organ weight or macroscopic changes and no foralumab-related deaths were reported.

Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana, remarked, “Completion of this preclinical trial is a critical milestone for Tiziana. The 13-week HuGEMM CD3 transgenic mouse 13-week study is a common pre-requisite requirement needed to support an FDA Phase 2 meeting request to study investigational candidates in MS, Alzheimer’s Disease, Amyotrophic Lateral Sclerosis (ALS) and other planned intranasal foralumab CNS studies, and we can now move forward in a number of different indications.”

Matthew W. Davis, M.D., RPh, Chief Medical Officer of Tiziana, commented, “A unique scientific hurdle in studying the pre-clinical safety profile of foralumab is the fact that it is fully human. Non-human models would not be appropriate due to the specificity of foralumab to human CD3. However, by using HuGEMM CD3 transgenic mice who express human CD3, we were able to study the 13-week pre-clinical safety profile of intranasal foralumab in an elegant and validated manner. We are very pleased with the results and plan to include them in our request for a Phase 2 Multiple Sclerosis (MS) Type C meeting with the FDA before year-end, with feedback expected in the first quarter of 2023.”

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough immunomodulation therapies using transformational drug delivery technologies with a focus on its lead candidate, intranasal foralumab, as a treatment for diseases of the central nervous system (CNS). Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s intranasal foralumab is the only fully human anti-CD3 mAb and has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development and Investor Relations Manager
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

Investors:
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com